

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2006

Mr. John E. Vollmer III
Chief Financial Officer
Patterson-UTI Energy, Inc.
4510 Lamesa Highway
Snyder, TX 79549

> **Re:** **Patterson-UTI Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 000-22664**

Dear Mr. Vollmer:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.   Our Office of the Chief Accountant has contacted PricewaterhouseCoopers LLP
        to discuss how PwC remained independent in light of the litigation that you
        disclose on page 16 of your Form 10-K. We may have further comment based on
        the outcome of those discussions.

Disclosure Controls and Procedures, page 41

2.   We note that you concluded that your disclosure controls and procedures were not
        effective at a reasonable level of assurance. Please revise your conclusion to
        remove, "at a reasonable level of assurance," and simply state that your disclosure
        controls and procedures were not effective.

Notes to Consolidated Financial Statements, page F-1

Note 1. Description of Business and Summary of Significant Accounting Policies, page
F-9

3.   Please disclose your policy in regards to the capitalization and amortization of
        mobilization costs to the extent your mobilization costs are material.

Revenue recognition, page F-10

4.   We note that you recognize revenues under your footage and turnkey contract
        drilling arrangements on a percentage-of-completion and completed contract
        methods, respectively.   Please provide us with a thorough analysis of why you
        believe this method is appropriate for your drilling arrangements, as we believe
        SOP 81-1 should not be applied to contracts that are outside its scope. Revenue
        should be recognized as the services are performed and should not result in using
        costs incurred as basis for recognizing revenue. We would generally expect that
        service contract revenue recognition be based on an output measure of
        performance. Refer to Section II.F.2 of our Current Accounting Disclosure Issues
        in the Office of Corporation Finance, which may be found at
        http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for additional guidance.

Oil and natural gas properties, page F-10

5.   We note that if reserve classification is uncertain after one year following the completion of drilling, you recognize the costs of exploratory wells as expense. FAS 19 as amended by FSP 19-1, which was effective for a company's first reporting period beginning after April 4, 2005, stipulates in paragraph 31 that capitalized drilling costs shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. Please tell us how your policy is consistent with FAS 19, and describe the impact of the adoption of FSP 19-1 on your financial position and results of operations in your discussion of recently-issued accounting standards on page 39.

Note 11. Commitments, Contingencies and Other Matters, page F-22

6.   We note that you recorded a charge in 2005 of $4.2 million related to the financial failure of a workers' compensation insurance carrier that had provided coverage for the Company in prior years. Please tell us how, if at all, the 2005 charge relates to the $4.7 million charge that you recorded in 2002 due to the financial failure of a workers' compensation insurance carrier that you used from 1992 until March 2001. If the charges are related, then tell us why you have recorded an additional charge in 2005 and why the charge should not have been recorded in earlier periods.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief